Fax

LIBERTY INTERNATIONAL

03 NOV 24 AM 7:21

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	24 November 2003
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

03037661

Please find attached an announcement that w . Stock Exchange today. I would be grateful if you co acknowledge receipt of this announcement and transmittal letter.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

Yours faithfully

Kerin Williams
Deputy Company Secretary

dlw 11/25

LIBERTY INTERNATIONAL

VIA FAX

November 24, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notice of early redemption of Liberty International PLC 6.25% Subordinated Convertible Bonds due 2006'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No: 82-34722

24 November 2003

Notice of early redemption of Liberty International PLC 6.25% Subordinated Convertible Bonds due 2006 (ISIN GB 0001430353 (Registered Form) and XS 0121985237 (Bearer Form))

Liberty International PLC announces that it has today given notice of early redemption to holders of the Liberty International PLC 6.25% Subordinated Convertible Bonds due 2006 ("the Bonds"). Currently £57,692,442 in principal amount of the Bonds is outstanding.

All Bonds remaining in issue on Wednesday 31 December 2003 will be redeemed at a redemption price of £1 per £1 principal amount of Bonds, plus interest accrued up to but excluding the redemption date.

The latest date that the Bonds may be converted into Liberty International PLC ordinary shares of 50p each at the current conversion price of £4.50 per share is 17 December 2003 for Registered Bonds and 24 December 2003 for Bearer Bonds. Interest on Bonds converted into ordinary shares after issue of the Notice of Redemption will be paid in respect of the period from and including 30 June 2003 to but excluding the date of conversion.

Enquiries:
Aidan Smith,
Finance Director Liberty International PLC Tel: +44 (0)20 7960 1210